Exhibit 99.3

Key information relating to the share combination and the preferential rights issue to be carried out by Adevinta ASA (ADEA/ADEB)

Oslo, 1 October 2019: Reference is made to the previous stock exchange announcement by Adevinta ASA (the "Company") regarding the proposed combination of the Company's two share classes into one class of ordinary shares and a subsequent rights issue towards the holders of A shares.

Conditional upon the approval by the Company's extraordinary general meeting to be held on 24 October 2019:

1)	the Company's A shares will assume the same ISIN number as the class B shares and all shares will be ordinary shares and trade under the ticker "ADE" on the Oslo Stock Exchange.

2)	the Company intends to grant subscription rights to the holders of A shares to subscribe for shares at par value in a share issue to be carried out after the general meeting (the "Rights Issue").

Key dates of the share combination are:

•	Date on which the combination of share classes was announced: 1 October 2019

•	Exchange ratio: Each A share will be exchanged to one ordinary share

•	Extraordinary general meeting to resolve the share class combination: 24 October 2019

•	Last day of trading in the class A shares: 24 October 2019

•	Ex-date – first day of trading under the new ticker "ADE": 25 October 2019

•	Record Date: 28 October 2019

•	Completion of the combination of share classes by way of transfer of the former A shares to the ISIN of the B shares: 28 October 2019

Following the combination of the share classes, all of the Company's shares will be traded under ISIN number NO0010844038.

Key dates of the right to receive subscription rights in the share issue are:

•	Date on which the terms and conditions of the contemplated Rights Issue were announced: 1 October 2019

•	Extraordinary general meeting to grant the board with the authority to carry out the Rights Issue: 24 October 2019

•	Last day of trading including the right to subscription rights: 24 October 2019

•	Ex-date: 25 October 2019

•	Record Date: 28 October 2019

•	Issuance of subscription rights to participate in the Rights Issue: 29 October 2019

•	Delivery of subscription rights: 29 October 2019

•	Maximum number of new shares issued in the Rights Issue: 3,800,613

•	Subscription price: NOK 0.20

•	The subscription rights will be listed on the Oslo Stock Exchange.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Adevinta ASA:

Adevinta ASA is the biggest marketplace specialist in Europe. We help our local digital marketplaces thrive through global connections and networks of knowledge. Our marketplaces unlock the full value in every person, place and thing – helping local communities prosper and leaving a positive footprint on the world.

For more information on Adevinta ASA please visit:

www.adevinta.com/

For further information please contact:

Jo Christian Steigedal

Investor Relations

E-mail: ir@adevinta.com

IMPORTANT NOTICE TO U.S. SHAREHOLDERS

The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.